

April 7, 2026

Matthew Kinsella
Chief Executive Officer
Infleqtion, Inc.
1315 West Century Drive, Suite 150
Louisville, CO 80027

>   **Re: Infleqtion, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 31, 2026**
>   **File No. 333-294802**

Dear Matthew Kinsella :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim at 202-551-3297 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Peter Byrne, Esq.